838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 23-467 June 9, 2023

Platinum Group Metals Ltd. Reports

JOGMEC Establishes Special Purpose Company
to Hold and Fund Combined Equity Interests
in the Waterberg PGM Project

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports that the Japan Organization for Metals and Energy Security ("JOGMEC") and Hanwa Co. Ltd. ("Hanwa") have established a special purpose company, HJ Platinum Metals Ltd. ("HJM"), to hold and fund their future equity interests in the Waterberg platinum group metals project ("Waterberg PGM Project"). The combined interests of JOGMEC (12.195%) and Hanwa (9.755%) have been consolidated into a 21.95% interest for HJM going forward, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

Platinum Group President and CEO Frank R. Hallam said, "A Memorandum of Understanding regarding cooperation on the Waterberg PGM Project was signed in Cape Town during May 2022.  Since then, JOGMEC and Hanwa have undertaken a project-scheme reorganization amongst themselves.  With this reorganization now complete, our Japanese partners are in position to continue their support towards a development plan for the Waterberg PGM Project.  Platinum, palladium, rhodium, and gold ("PGMs"), as well as copper and nickel, are widely used in Japanese industry, including use in fuel cells, automotive catalysis, and hydrolyzers, and are expected to play a critical role in decarbonization.  The Waterberg PGM Project holds1 large-scale, shallow PGM reserves and is expected to be a cost-competitive mine based on bulk, mechanized mining methods. The Waterberg PGM Project is also expected to be a new stable PGM supply source for Japanese industry upon the commencement of production."

About the Waterberg PGM Project

The Waterberg PGM Project, discovered in 2011, is a bulk underground PGM deposit located on the northern limb of the Bushveld Complex in South Africa, and is owned by Platinum Group (37.05%), Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo") (26.0%), Impala Platinum Holdings Ltd. (15%) ("Implats"), and HJM (21.95%) through Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.). As a result of its equity interest in Mnombo, the Company has an aggregate 50.02% direct and indirect interest in the Waterberg PGM Project.
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1  Technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" filed on SEDAR October 7, 2019, at www.sedar.com

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Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Mr. van Egmond has reviewed, validated, and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg PGM Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg PGM Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, JOGMEC and Hanwa.  Total expenditures on the property since inception from all investor sources to February 28, 2023, are approximately US $82.9 million.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange ("TSX") and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the use of metals in Japanese industry, JOGMEC, Hanwa or HJM being in position to continue their support, future development and cost-competitiveness of the Waterberg PGM Project, JOGMEC or Hanwa funding future equity investments into HJM and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19, the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg PGM Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg PGM Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, Annual Information Form and other filings with the U.S. Securities and Exchange Commission ("SEC") and the Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.